Exhibit (j)

Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sit Mutual Funds II, Inc.:

We consent to the use of our report dated May 16, 2007 on the statement of assets and liabilities, including the schedule of investments, of Sit High Income Municipal Bond Fund, Inc. (a series of Sit Mutual Funds II, Inc.) as of March 31, 2007, and the related statements of operations, changes in net assets, and the financial highlights for the period from December 31, 2006 (when shares became publicly available) to March 31, 2007, incorporated herein by reference and to the references to our Firm under the headings "Financial Highlights" in the Prospectus and “Custodian; Counsel; Accountants” in the Statement of Additional Information of the Registration Statement.

/s/ KPMG LLP

Minneapolis, Minnesota

July 27, 2007